ATLAS ENERGY RESOURCES, LLC

September 9, 2008

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Atlas Energy Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 6, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 5, 2008 File No. 001-33193

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 29, 2008 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

General, page 4

1.
In comment 1d) of our May 30, 2008 letter, we asked that you “Illustrate the basis for your incorporation of an estimated terminal decline rate ‘less than 5%’ per disclosure on page 21.” We could find no terminal decline rate values or well production histories that support such values in the materials you furnished in response. Please direct us to those items that support your statement if we have overlooked them. Otherwise, furnish to us technical support for the terminal decline rates - including that for the Antrim shale properties discussed in the next comment - used in your proved reserve estimates.

Mr. H. Roger Schwall

Response: The Registrant has attached to this filing a spreadsheet which calculates the decline rate of its proved developed producing reserves as disclosed in its 2007 Form 10K.

2.
In your response 1e), you stated “The technique employed by the Registrant was decline curve analysis using historical gas sales volumes net of Co2 thus accounting for depletion of CO2 content.” We could detect no obvious decline trend in the production history extrapolations you furnished to us for your three largest Antrim shale proved developed properties. Please explain with illustrations the methodology used to determine your disclosed proved reserves for these properties. Address whether the same techniques were used in other similar Antrim shale properties.

Response: The Registrant has supplied additional illustrations and other materials to your office via Federal Express courier in response to this inquiry.

Properties, page 33

Natural Gas and Oil Reserves, page 34

3.
In our prior comment 5, we asked for separate disclosure of various operating and asset parameters for the Michigan and Appalachia regions. We believe such disclosure would be material to an understanding of differences in operating conditions between the two areas. Please revise your disclosure to present your proved reserves, associated cash flows, productive wells, historical gas and oil production, average historical gas and oil sales prices and average historical production costs for each of these areas.

Response: In future filings the Registrant proposes to change the tables shown in its 2007 Form 10K on pages 34, 35 and 36 to the following. The Registrant has not included the footnotes here as they would not change.

	Proved natural		Proved natural
	gas and oil reserves for		gas and oil reserves for
	Atlas Energy Resources at		Atlas America E&P Operations at
	December 31,		December 31,	September 30,
	2007	2006	2005	2005

Proved Reserves
Michigan:
Natural gas reserves (Mmcf):
Proved developed reserves	463,609	-	-	-
Proved undeveloped reserves (1)	203,074	-	-	-
Total proved reserves of natural gas	666,683	-	-	-

Oil reserves (Mbbl):
Proved developed reserves	11	-	-	-
Proved undeveloped reserves	-	-	-	-
Total proved reserves of oil	11	-	-	-

Appalachia:
Natural gas reserves (Mmcf):
Proved developed reserves	131,100	107,683	108,674	104,786
Proved undeveloped reserves (1)	86,976	60,859	49,250	53,241
Total proved reserves of natural gas	218,076	168,542	157,924	158,027

Oil reserves (Mbbl):
Proved developed reserves	1,966	2,064	2,122	2,116
Proved undeveloped reserves	6	4	135	143
Total proved reserves of oil	1,972	2,068	2,257	2,259

Total Natural gas reserves (Mmcf):
Proved developed reserves	594,709	107,683	108,674	104,786
Proved undeveloped reserves (1)	290,050	60,859	49,250	53,241
Total proved reserves of natural gas	884,759	168,542	157,924	158,027

Total Oil reserves (Mbbl):
Proved developed reserves	1,977	2,064	2,122	2,116
Proved undeveloped reserves	6	4	135	143
Total proved reserves of oil	1,983	2,068	2,257	2,259
Total proved reserves (Mmcfe)	896,657	180,950	171,466	171,581

Total PV-10 estimate of cash flows of proved reserves (in thousands) (2):
Michigan:
Proved developed reserves	$869,310	$-	$-	$-
Proved undeveloped reserves	208,056	-	-	-
Total PV-10 estimate (3)	$1,077,366	$-	$-	$-
Appalachia:
Proved developed reserves	$394,999	$279,330	$465,459	$617,445
Proved undeveloped reserves	8,813	4,111	131,678	228,206
Total PV-10 estimate (3)	$403,812	$283,441	$597,137	$845,651

Proved developed reserves	$1,264,309	$279,330	$465,459	$617,445
Proved undeveloped reserves	216,869	4,111	131,678	228,206
Total PV-10 estimate (3)	$1,481,178	$283,441	$597,137	$845,651
Standardized measure of discounted future cash flows (in thousands) (2) (3)	$1,481,178	$283,441	$429,272	$606,697

Mr. H. Roger Schwall

	Number of productive wells
	Gross(1)	Net(1)
Oil wells:
Michigan	-	-
Appalachia	512	368
	512	368

Gas wells:
Michigan	2,292	1,804
Appalachia	7,210	3,407
	9,502	5,211
Total	10,014	5,579

					Average
					production
	Production		Average sales price		cost per
Period	Oil (Bbls)	Gas (Mcf)	per Bbl	per Mcf (1)	Mcfe (2)
Year ended December 31, 2007: (1)
Appalachia	152,677	9,912,121	$70.11	$8.91	$1.63
Michigan	788	11,051,315	$80.66	$8.44	$1.32
Total	153,465	20,963,436	$70.16	$8.66	$1.47
Year ended December 31, 2006	150,628	8,946,376	$62.30	$8.83	$1.41
Three months ended December 31, 2005	39,678	1,975,099	$56.13	$11.06	$1.10
Year ended September 30, 2005	157,904	7,625,695	$50.91	$7.26	$.95

(1) There was no Michigan production prior to June 29, 2007.

Average Sales Price per MCF, page 35

4.
We note that DTE Energy Company disclosed (2006 Form 10-K, page 16) “long term fixed price obligations” for its natural gas production at prices well below current values. Please tell us the extent to which you assumed those obligations in connection with your acquisition of DTE Gas & Oil Company on June 29, 2007. If so, tell us where you have disclosed the effects of these obligations; and indicate the extent to which these have been factored into your estimates of reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities, following the guidance in Rule 4-10(a)(2) of Regulation S-X and paragraph 30(a) of SFAS 69.

Response: The Registrant did assume a small amount of fixed price contracts when it acquired DTE Gas & Oil Company, but those contracts expired on or before December 31, 2007. If the Registrant does have any fixed price contracts at year-end, they would be used in calculating the price in its reserve reports in accordance with Rule 4-10(a)(2) of Regulation S-X and paragraph 30(a) of SFAS 69.

Supplemental Oil and Gas Information (Unaudited), page 96

Oil and Gas Reserve Information, page 98

5.
In our prior comment 13, we asked for an explanation of significant line item changes to your proved reserves as required by SFAS 69, paragraph 11. Please revise your proved reserve disclosures to explain these significant changes, e.g. “Extensions, discoveries and other additions 126,613,549 MCF” for year end 2007 natural gas reserves.

Response: The Registrant proposes to add the following footnote disclosure to its line item “Extensions, discoveries and other additions (1)” for 2007 in the reserve rollforward in future filings:

(1) Includes a significant increase in proved undeveloped reserves both due to the acquisition of AGO and the addition of proved undeveloped reserves for Marcellus wells.

If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief Accounting Officer, at (330) 896-8510 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas Energy Resources, LLC

/s/ Nancy J. McGurk
Chief Accounting Officer

PDP Annual Decline Rate for Appalachia & Michigan Properties

DATE	GROSS REMAINING OIL	GROSS REMAINING GAS	GROSS REMAINING MMCFEQ	NET REMAINING OIL	NET REMAINING GAS	NET REMAINING MMCFEQ	NET REMAINING MMCFEQ (ANNUAL)	NET REMAINING MMCFEQ (AVG. ANNUAL)
01/2008	377.142	69,230.597	71,493.449	136.353	33,322.895	34,141.013
01/2009	327.528	60,434.837	62,400.005	121.744	29,892.413	30,622.877	-10.3%
01/2010	296.185	54,610.924	56,388.034	112.138	27,337.079	28,009.907	-8.5%
01/2011	271.575	50,283.686	51,913.136	104.453	25,328.786	25,955.504	-7.3%
01/2012	249.791	46,795.060	48,293.806	97.369	23,663.750	24,247.964	-6.6%
01/2013	231.479	43,846.392	45,235.266	91.251	22,246.015	22,793.521	-6.0%	-7.8%
01/2014	214.651	41,293.603	42,581.509	85.407	21,020.789	21,533.231	-5.5%
01/2015	198.833	39,037.417	40,230.415	80.125	19,899.971	20,380.721	-5.4%
01/2016	184.936	37,006.169	38,115.785	75.179	18,909.717	19,360.791	-5.0%
01/2017	171.155	35,170.055	36,196.985	70.314	18,013.559	18,435.443	-4.8%
01/2018	159.584	33,485.068	34,442.572	66.001	17,186.324	17,582.330	-4.6%	-5.1%
01/2019	149.640	31,907.645	32,805.485	62.280	16,414.096	16,787.776	-4.5%
01/2020	139.544	30,424.510	31,261.774	58.470	15,678.316	16,029.136	-4.5%
01/2021	130.960	29,045.114	29,830.874	55.163	14,990.010	15,320.988	-4.4%
01/2022	122.588	27,707.113	28,442.641	52.008	14,337.244	14,649.292	-4.4%
01/2023	115.096	26,442.161	27,132.737	49.086	13,715.906	14,010.422	-4.4%
01/2024	107.921	25,247.603	25,895.129	46.210	13,123.014	13,400.274	-4.4%
01/2025	101.593	24,113.924	24,723.482	43.673	12,556.381	12,818.419	-4.3%
01/2026	95.282	23,021.629	23,593.321	41.087	12,013.036	12,259.558	-4.4%
01/2027	88.876	21,933.193	22,466.449	38.611	11,470.160	11,701.826	-4.5%
01/2028	83.272	20,938.803	21,438.435	36.325	10,972.979	11,190.929	-4.4%
01/2029	77.946	19,984.642	20,452.318	34.098	10,492.514	10,697.102	-4.4%
01/2030	72.578	19,061.531	19,496.999	32.005	10,035.120	10,227.150	-4.4%
01/2031	68.079	18,191.258	18,599.732	30.086	9,596.598	9,777.114	-4.4%
01/2032	63.828	17,338.990	17,721.958	28.299	9,170.265	9,340.059	-4.5%
01/2033	59.699	16,538.584	16,896.778	26.532	8,766.756	8,925.948	-4.4%
01/2034	56.101	15,750.532	16,087.138	25.016	8,369.190	8,519.286	-4.6%
01/2035	52.337	15,022.927	15,336.949	23.354	8,001.257	8,141.381	-4.4%
01/2036	48.366	14,311.343	14,601.539	21.525	7,638.958	7,768.108	-4.6%
01/2037	44.994	13,643.016	13,912.980	19.915	7,297.770	7,417.260	-4.5%
01/2038	42.044	13,002.756	13,255.020	18.728	6,974.382	7,086.750	-4.5%
01/2039	38.872	12,360.689	12,593.921	17.247	6,648.017	6,751.499	-4.7%
01/2040	36.208	11,747.446	11,964.694	16.087	6,335.712	6,432.234	-4.7%
01/2041	33.301	11,081.011	11,280.817	14.777	6,014.130	6,102.792	-5.1%
01/2042	30.715	10,560.112	10,744.402	13.512	5,748.411	5,829.483	-4.5%	-4.5%